Exhibit 99.1

PRESS RELEASE

AerCap Delivers Royal Jordanian’s First 787 Dreamliner

Amsterdam, The Netherlands; August 27, 2014 - AerCap Holdings N.V. ("AerCap", NYSE: AER) announced today that is has delivered a Boeing 787-8 Dreamliner on lease to Royal Jordanian. This is the first Dreamliner in the airline’s fleet. AerCap will deliver two more 787-8s on lease to Royal Jordanian later this year.

 “We are delighted to receive our first 787 which will not only revolutionize the inflight experience for our passengers but also help Royal Jordanian increase its competitiveness both regionally and internationally,” said Royal Jordanian Chairman of the Board, President and CEO Nasser Lozi.

“As the largest customer of the 787 program in the world, we are proud to celebrate this important delivery to Royal Jordanian," said Aengus Kelly, CEO of AerCap. "This airplane is a perfect complement to Royal Jordanian’s fleet."

Royal Jordanian currently has a network of over 50 global destinations, and plans to deploy the Dreamliner on services to North American destinations as well as to Asia, Europe and the Middle East.

About AerCap

AerCap is the global leader in aircraft leasing with 1,700 aircraft that are owned, managed, or under contract to purchase. AerCap serves over 200 customers in more than 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER).

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com